June 16, 2023

VIA EDGAR

Christina Chalk, Esq.

Blake M. Grady, Esq.

Office of Mergers and Acquisitions Division of Corporation Finance

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Masimo Corporation

Schedule 13D/A filed May 1, 2023 Filed by Quentin Koffey et al.

File No. 005-83497

Dear Ms. Chalk and Mr. Grady:

This letter, submitted on behalf of Politan Capital Management LP (“Politan Capital”) and the funds it advises (“Politan Funds”), responds to the staff’s comments contained in your letter dated June 7, 2023 (“Comment Letter”) with respect to the Schedule 13D/A filed by Politan on May 1, 2023 (“Schedule 13D/A”). The responses set forth in this letter are numbered to correspond to the questions in the Comment Letter. For your convenient reference, we have also included the text of each question from the Comment Letter in bold face type immediately before Politan’s response. Unless otherwise indicated, capitalized terms used here have the meanings assigned to them in the Schedule 13D/A.

Schedule 13D/A filed May 1, 2023

General

1.	Your Schedule 13D states that the funds to acquire the Common Stock were “derived from the capital of the Politan Funds.” If any part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock, revise the Schedule 13D to provide a description of the transaction(s) and the names of the parties thereto. Refer to Item 3 of Schedule 13D. In this regard, we refer to the article entitled “Partnering With the Next Wave of Activists” (May 17, 2022) available on the LinkedIn page of EnTrust Global Partners LLC. The article refers to the fact that Politan has raised capital on a deal-by-deal basis and refers to the relationship between EnTrust and Politan as one of “investment partners with whom we have recently launched activist campaigns.”

Politan Capital confirms that the funds used to acquire the Common Stock were derived solely from the capital of the Politan Funds. Politan Capital acts as the investment advisor to the Politan Funds and controls the investment activities of the Politan Funds. The Politan Funds’ limited partners include investors such as family offices, funds of funds, pension funds, endowments and sovereign entities. Like other hedge funds, the capital of the Politan Funds is obtained by the Politan Funds from their limited partners.

As set forth more fully below in response to comments two and four, the limited partners in the Politan Funds are completely passive investors with no decision-making authority regarding assets owned by the Politan Funds. Politan Capital maintains sole voting and dispositive power over the investments of the Politan Funds, and the Reporting Persons1 do not coordinate their investment strategy or activities with the limited partners of the Politan Funds. See also the discussion below in response to comment two regarding General Instruction C to Schedule 13D.

Politan Capital did not draft the LinkedIn post referred to in the comment. To the extent that one could read that post as stating that Politan Capital coordinates its investment strategy with any limited partner of the Politan Funds, Politan Capital confirms that it does not coordinate its investment strategy with any limited partner of the Politan Funds and that it holds and exercises exclusive power over voting and investment decisions.

2.	Refer to comment one above. Please provide us with a legal analysis regarding whether the persons named in Item 2 of the Schedule 13D have entered into contracts, arrangements, understandings or relationships (legal or otherwise) with Dennis Washington or EnTrust Global Partners LLC (or their respective affiliates) with respect to any securities of Masimo Corporation. Refer to Item 6 of Schedule 13D (which, if determined to be further applicable in the context of Politan’s association with these parties, would require disclosure of, for example, contracts, arrangements, understandings, or relationships involving the division of profits or loss on any joint investment or the giving and withholding of proxies).

Politan Capital confirms that the Reporting Persons have no undisclosed contracts, arrangements, or understandings with respect to Masimo Corporation with any limited partners of the Politan Funds. The Politan Funds are limited partnerships which are party to investment advisory agreements with Politan Capital which vest all discretionary investment authority, including all voting and dispositive power, in Politan Capital. The Politan Funds are limited partnerships in which limited partners invest on a passive basis. As described elsewhere in this letter, the limited partners of the Politan Funds are not members of a “group” with the Reporting Persons and do not act together with the Reporting Persons with respect to trading in the securities of Masimo Corporation. The general instructions for completing Schedule 13D specifically provide that if the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. Information with respect to passive limited partners who are not members of a group with the filing person is not required to be disclosed with respect to those specified Schedule 13D items. Information with respect to the general partners of the Politan Funds and of Politan Capital has been disclosed in the Schedule 13D as they are included among the Reporting Persons.

1 The Reporting Persons are defined in Schedule 13D/A as Politan Capital; Quentin Koffey, the managing partner and chief investment officer of Politan Capital; Politan Capital Management GP LLC; and Politan Capital Partners GP LLC.

3.	Refer to comments one and two above. File as exhibits any written agreements, contracts, arrangements, understanding, plans or proposals referenced in Item 7 of Schedule 13D, including the agreements underlying the Physically Settled Swaps and Cash Settled Swaps.

There are no Physically Settled Swaps or Cash Settled Swaps in place; all prior Swaps regarding Masimo securities were unwound on or before September 23, 2022, and the counterparties to prior Physically Settled Swaps and the Cash-Settled Swaps were all unaffiliated third-party financial institutions.

4.	Please explain how you determined that EnTrust Global Partners LLC and Politan (or their respective affiliates) have not formed a group under Section 13(d)(3) of the Exchange Act. Provide the same analysis as to Dennis Washington and Politan.

The Reporting Persons have not formed and are not acting as part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, as interpreted by applicable Commission guidance and long-standing case law on these provisions, with any undisclosed person or entity.

Courts have held that an investment advisory client does not form a group with its investment advisor by merely entering into an investment advisory relationship. Nor does an investor become a member of a group solely because his or her advisor caused other (or all) of its clients to invest in securities of the same issuer. Politan Capital, as the investment advisor to the Politan Funds, maintains discretionary authority over the investments of the Politan Funds, including the exclusive power to vote and dispose of the investments. The limited partners in the Politan Funds are not “beneficial owners” of the investments in the funds. The Reporting Persons also do not act in concert with respect to any of the investments of the Politan Funds with the limited partners of the Politan Funds. Courts have long held that passive investors in an investment fund do not become members of a group with the investment advisor to such fund merely by agreeing to be limited partners. Accordingly, we do not believe that any limited partner in the Politan Funds formed a group with Politan Capital or any of the other Reporting Persons.

We believe that the foregoing addresses all of the staff’s comments, and we thank you for the opportunity to provide these responses. Please do not hesitate to contact me directly at (212) 504-5757 with any questions or further comments you may have regarding this letter or the above-referenced filing.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand